UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 15, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	BHP Group Limited

ABN	49 004 028 077

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Cockerill

Date of last notice	2 February 2022

In relation to this Appendix 3Y, we advise the ASX of the following:

•

This Appendix 3Y relates to changes in Ian Cockerill’s indirect interest in ordinary shares in BHP Group Limited held by the Giant Sable Trust as a result of participation in BHP’s dividend reinvestment plan (DRP).

•

Ian Cockerill is a beneficiary of the Giant Sable Trust, which acquired shares in BHP Group Limited under the DRP as a result of the inadvertent activation of a brokerage instruction by the third party management trustee of Ian Cockerill’s Giant Sable Trust shareholder account.

•

The DRP acquisitions occurred outside of the blackout periods under BHP’s Securities Dealing policy and were not previously notified due to an oversight, which is being corrected now that it has been identified by Mr Cockerill and BHP.

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	2,040* BHP Group Limited shares held by Giant Sable Trust (of which Ian Cockerill is a beneficiary). *Note – total above reflects shares acquired through the DRP on the following dates.

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Date of change	1.	4 October 2019
	2.	3 April 2020
	3.	8 October 2020
	4.	2 April 2021
	5.	1 October 2021
	6.	27 April 2022
No. of securities held prior to change	12,259 ordinary shares
Class	Ordinary shares
Number acquired	1.	163 ordinary shares
	2.	303 ordinary shares
	3.	189 ordinary shares
	4.	274 ordinary shares
	5.	690 ordinary shares
	6.	421 ordinary shares
Number disposed	None.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1.	A$36.6046
	2.	A$29.2102
	3.	A$36.7205
	4.	A$44.9742
	5.	A$38.1084
	6.	A$51.2733
No. of securities held after change	14,299
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition by Giant Sable Trust of ordinary shares in BHP Group Limited under the Dividend Reinvestment Plan as a result of the inadvertent activation of a brokerage instruction by the third party management trustee of Ian Cockerill’s Giant Sable Trust shareholder account.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
Nature of interest
Name of registered holder (if issued securities)

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a + closed period where prior written clearance was required?	No.
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A.
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

-

This notification relates to changes in Ian Cockerill’s indirect interest in ordinary shares in BHP Group Limited held by Giant Sable Trust (GST) as a result of participation in BHP’s dividend reinvestment plan (DRP).

-	Shares were purchased under the DRP as a result of the inadvertent activation of a brokerage instruction by the third-party management trustee of GST.
-	This release provides the details of the additional shares acquired in BHP Group Limited under that pre-existing instruction.
-

The DRP acquisitions occurred outside of the closed periods under BHP’s Securities Dealing Policy and were not previously notified due to an oversight, which is being corrected now that it has been identified by Mr Cockerill and BHP.

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Ian Cockerill

2	Reason for the notification

a)	Position/status	PDMR (Non-executive Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	On-market purchase of BHP Group Limited ordinary shares by GST under the DRP.

c)	Price(s) and volume(s)	Price (per share)	Volume

		A$36.6046	163

d)	Aggregated information - Aggregated volume - Price	163 ordinary shares in BHP Group Limited A$5,966.55

e)	Date of the transaction	4 October 2019

f)	Place of the transaction	Australian Stock Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

b)	Name	Ian Cockerill

2	Reason for the notification

c)	Position/status	PDMR (Non-executive Director)

d)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	On-market purchase of BHP Group Limited ordinary shares by GST under the DRP.

c)	Price(s) and volume(s)	Price (per share)	Volume

		A$29.2102	303

d)	Aggregated information - Aggregated volume - Price	303 ordinary shares in BHP Group Limited A$8,850.69

e)	Date of the transaction	3 April 2020

f)	Place of the transaction	Australian Stock Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

c)	Name	Ian Cockerill

2	Reason for the notification

e)	Position/status	PDMR (Non-executive Director)

f)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	On-market purchase of BHP Group Limited ordinary shares by GST under the DRP.

c)	Price(s) and volume(s)	Price (per share)	Volume

		A$36.7205	189

d)	Aggregated information - Aggregated volume - Price	189 ordinary shares in BHP Group Limited A$6,940.17

e)	Date of the transaction	8 October 2020

f)	Place of the transaction	Australian Stock Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

d)	Name	Ian Cockerill

2	Reason for the notification

g)	Position/status	PDMR (Non-executive Director)

h)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	On-market purchase of BHP Group Limited ordinary shares by GST under the DRP.

c)	Price(s) and volume(s)	Price (per share)	Volume

		A$44.9742	274

d)	Aggregated information - Aggregated volume - Price	274 ordinary shares in BHP Group Limited A$12,322.93

e)	Date of the transaction	2 April 2021

f)	Place of the transaction	Australian Stock Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

e)	Name	Ian Cockerill

2	Reason for the notification

i)	Position/status	PDMR (Non-executive Director)

j)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	On-market purchase of BHP Group Limited ordinary shares by GST under the DRP.

c)	Price(s) and volume(s)	Price (per share)	Volume

		A$38.1084	690

d)	Aggregated information - Aggregated volume - Price	690 ordinary shares in BHP Group Limited $26,294.80

e)	Date of the transaction	1 October 2021

f)	Place of the transaction	Australian Stock Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

f)	Name	Ian Cockerill

2	Reason for the notification

k)	Position/status	PDMR (Non-executive Director)

l)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

g)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

h)	Nature of the transaction	On-market purchase of BHP Group Limited ordinary shares by GST under the DRP.

i)	Price(s) and volume(s)	Price (per share)	Volume

A$51.2733 421

j)	Aggregated information - Aggregated volume - Price	421 ordinary shares in BHP Group Limited $21,586.06

k)	Date of the transaction	27 April 2022

l)	Place of the transaction	Australian Stock Exchange (ASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 15, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary